THOMAS C. BILELLO

Vice President and Associate General Counsel

Law Department

(949) 420-7078 Telephone

(949) 219-3706 Facsimile

Thomas.Bilello@PacificLife.com

March 13, 2023

Ms. Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

RE:	Post-Effective Amendment No. 24 to the Registration Statement for Pacific Choice Variable Annuity Individual Flexible Premium Deferred Variable Annuity (File No. 333-184973) funded by Separate Account A (File Number 811-08946) of Pacific Life Insurance Company; Request for Withdrawal of Post-Effective Amendment

Dear Ms. Choo,

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and on behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life, we hereby request the withdrawal of Post-Effective Amendment No. 24 (“Amendment”) to the above referenced Registration Statement, filed on February 17, 2023.

We request withdrawal of the Amendment since we will not proceed with the product modifications within the time frame indicated in the Amendment. As a result, we respectfully request withdrawal of the Amendment as soon as practicable.

No securities were sold in connection with this Amendment.

Please note that we are filing this application to request a withdrawal of the above referenced Amendment only and are not applying for withdrawals of the entire Registration Statement.

If you have any questions, please contact me at the number above.

Sincerely,

/s/ Thomas C. Bilello

Thomas C. Bilello